AB
3/13

15049336

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section RECEIVED MAR 03 2015 Wash. D.C. 194

SEC FILE NUMBER
8- 45039

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Seslia Virgin Islands Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2107 Crystal Gade
(No. and Street)

St Thomas (City) VI (State) 00802 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas Cook 862-216-0692
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Horwath Vélez + Co PSC
(Name – *if individual, state last, first, middle name*)

100 Carr 165 Suite 410 (Address) Guaynabo (City) PR (State) 00968-8051 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

PB
3/14/15

# OATH OR AFFIRMATION

I, Thomas E Cook, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Seslia Virgin Islands Securities LLC, as of 31 December, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Finance + Operations Principal

Title

Notary Public

* See attached Notorial Seal

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

*Attached to Annual Audited Report -SEA

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Nevada

Subscribed and sworn to (or affirmed) before me on this 5th day of February, 2015, by Thomas E Cook, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

SAM ARNEY
Comm. # 2073642
Notary Public California
Nevada County
My Comm. Expires July 4, 2018

(Seal) Signature

**SESLIA VIRGIN ISLANDS SECURITIES, LLC**
**(A Subsidiary of Seslia & Company)**

**YEARS ENDED DECEMBER 31, 2014 AND 2013**

## CONTENTS

Horwath Vélez & Co. PSC
*Member Crowe Horwath International*

Centro Internacional de Mercadeo
100 Carr 165, Suite 410
Guaynabo, PR 00968-8051
Telephone: (787) 625-1800
Fax: (787) 625-1812
Web Site www.horwathpr.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**To the Board of Directors and Members**
**of Seslia Virgin Islands Securities, LLC**
**St. Thomas, Virgin Islands**

We have audited the accompanying financial statements of **Seslia Virgin Islands Securities, LLC** (a United States Virgin Islands corporation), which comprise the balance sheets as of December 31, 2014 and 2013, and the related statements of operations and comprehensive loss, changes in member's capital / stockholder's equity, and cash flows for the years then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Seslia Virgin Islands Securities, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the **Public Company Accounting Oversight Board (United States).** Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Seslia Virgin Islands Securities, LLC as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information presented in: Schedules I, II, III, have been subjected to audit procedures performed in conjunction with the audit of **Seslia Virgin Islands Securities, LLC's** financial statements. The supplemental information is the responsibility of **Seslia Virgin Islands Securities, LLC's** management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Horwath Vélez & Co. PSC

February 26, 2015
License No. 16
San Juan, Puerto Rico

Stamp number E135053 was
affixed to the original of this
report.

**SESLIA VIRGIN ISLANDS SECURITIES, LLC**
**(A Subsidiary of Seslia & Company)**

**BALANCE SHEETS - DECEMBER 31, 2014 AND 2013**

**ASSETS**

| | 2014 | 2013 |
|---|---|---|
| **Current assets** | | |
| Cash and cash equivalents | $10,750 | $5,755 |
| Accounts receivable | 51,431 | 26,840 |
| Prepaid expenses | 9,603 | 9,075 |
| Total current assets | 71,784 | 41,670 |
| **Restricted assets** | | |
| Restricted cash | 50,000 | 125,000 |
| | 50,000 | 125,000 |
| **Total assets** | $121,784 | $166,670 |

**LIABILITIES & MEMBER'S CAPITAL / STOCKHOLDER'S EQUITY**

| | 2014 | 2013 |
|---|---|---|
| **Current liabilities** | | |
| Accrued liabilities | $29,469 | $59,128 |
| Due to parent Company | 28,609 | 14,061 |
| Total current liabilities | 58,078 | 73,189 |
| **Commitments and contingencies** | | |
| **Member equity** | 63,706 | 0 |
| **Stockholder's equity (in 2013)** | 0 | 93,481 |
| **Total liabilities & member capital/ stockholder's equity** | $121,784 | $166,670 |

See notes to financial statements.

**SESLIA VIRGIN ISLANDS SECURITIES, LLC**
**(A Subsidiary of Seslia & Company)**

**STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS**
**YEARS ENDED DECEMBER 31, 2014 AND 2013**

| | 2014 | 2013 |
|---|---|---|
| **Revenues** | | |
| Commissions revenue | $162,362 | $215,204 |
| Customer fees | 113,162 | 65,381 |
| Consulting revenue | 235,580 | 272,962 |
| | ---------- | ---------- |
| Total Revenue | 511,104 | 553,547 |
| | ---------- | ---------- |
| **Operating expenses** | | |
| Fees and commissions | 34,965 | 127,359 |
| Employee compensation & benefits | 380,643 | 412,340 |
| General and administrative | 125,271 | 199,151 |
| | ---------- | ---------- |
| Total operating expenses | 540,879 | 738,850 |
| | ---------- | ---------- |
| **Loss from operations** | (29,775) | (185,303) |
| **Other income** | | |
| Interest, dividends and other | 0 | (4,076) |
| | ---------- | ---------- |
| **Net loss before income tax** | (29,775) | (189,379 |
| | ---------- | ---------- |
| **Income tax** | 0 | 1,245 |
| **Net loss before comprehensive income** | (29,775) | (190,624) |
| Other comprehensive income reclassification adjustment for loss included in net loss | 0 | 4,076 |
| | ---------- | ---------- |
| **Comprehensive loss** | $(29,775) | $(186,548) |
| | ====== | ====== |

See notes to financial statements.

# SESLIA VIRGIN ISLANDS SECURITIES, LLC
## (A subsidiary of Seslia & Company)

## STATEMENTS OF CHANGES IN MEMBER'S CAPITAL / STOCKHOLDER'S EQUITY
## YEARS ENDED DECEMBER 31, 2014 AND 2013

| | 2014 | 2013 |
|---|---|---|
| **Common Stock** | | |
| January 1, | $41,314 | $41,314 |
| Conversion to member capital | (41,314) | 0 |
| December 31, | $0 | $41,314 |
| **Additional Paid in Capital** | | |
| January 1, | $424,995 | $329,995 |
| Contributions | 0 | 95,000 |
| Conversion to member capital | (424,995) | 0 |
| December 31, | $0 | $424,995 |
| **Accumulated Deficit** | | |
| January 1, | $(372,828) | $(182,204) |
| Conversion to member capital | 372,828 | |
| Comprehensive loss | 0 | (190,624) |
| December 31, | $0 | $(372,828) |
| **Accumulated Other Comprehensive Income** | | |
| January 1, | $0 | $(4,076) |
| Comprehensive gain (loss) | 0 | 4,076 |
| December 31, | $0 | $0 |
| **Total Equity** | | |
| January 1, | $93,481 | $185,029 |
| Increases | 0 | 95,000 |
| Conversion to member capital | (93,481) | |
| Decreases | 0 | (190,624) |
| Reclassifying adjustment for loss included in net loss | 0 | 4,076 |
| December 31, | $0 | $93,481 |
| **Members Capital** | | |
| January 1, | $0 | $0 |
| Conversion of Equity | $93,481 | 0 |
| Comprehensive Loss | (29,775) | 0 |
| December 31, | $63,706 | $0 |

See notes to financial statements.

**SESLIA VIRGIN ISLANDS SECURITIES, LLC**
**(A Subsidiary of Seslia & Company)**

**STATEMENT OF CASH FLOWS**
**YEARS ENDED DECEMBER 31, 2014 AND 2013**

| | 2014 | 2013 |
|---|---|---|
| **Cash flows from operating activities:** | | |
| Net loss | $(29,775) | $(190,624) |
| Adjustments to reconcile net loss to net cash used in operating activities | | |
| Net realized loss on securities sold | 0 | 4,076 |
| Decrease (increase) in: | | |
| Accounts receivable | (24,591) | 7,158 |
| Prepaid expenses | (529) | 5,015 |
| Due from related parties | 0 | 14,885 |
| Increase (decrease) in: | | |
| Accrued liabilities | (29,659) | (12,710) |
| Due to related parties | 14,549 | 14,061 |
| Total adjustments | (40,230) | 32,485 |
| Net cash used in operating activities | (70,005) | (158,139) |
| **Cash flows from investing activities:** | | |
| Sale (purchase) of securities | 0 | 15,909 |
| Restricted deposits, net | 75,000 | (50,000) |
| Net cash provided by (used in) investing activities | 75,000 | (34,091) |
| **Cash flows from financing activities:** | | |
| Capital contribution | 0 | 95,000 |
| Net cash provided by financing activities | 0 | 95,000 |
| **Net increase (decrease) in cash and cash equivalents** | 4,995 | (97,230) |
| **Cash and cash equivalents, beginning** | 5,755 | 102,985 |
| **Cash and cash equivalents, ending** | $10,750 | $5,755 |

See notes to financial statements.

## 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Nature of Business

The Company (a 100% owned subsidiary of Seslia & Company) was organized on April 30, 1992 to engage in and carry on a general securities brokerage, investment, and financial consulting business. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), the Municipal Securities Rule Making Board (MSRB) and eleven US states and territories. Effective January 1, 2014 the Company converted from a Corporation to a Limited Liability Company, in a tax free reorganization.

Under SEC financial responsibility rules, the Company is a fully disclosed introducing broker. As such, the customer accounts are maintained by clearing brokers, which are also responsible for collecting the purchase price, the commissions, and other fees from the customer. However, the introducing broker generally indemnifies the clearing broker for uncollected amounts from any resulting unsecured accounts of the introducing broker's customers.

Since early 2013, substantially all the Company's business is within the United States Virgin Islands.

### Commissions and Related Expenses

The Company's main sources of income arise from its commissions earned on purchase and sale of securities and fees charged to customers. Commissions and related clearing expenses are recorded on a settlement date basis. Fee income is recorded as earned. In both cases, there is persuasive evidence of the existence of an arrangement, service has been rendered, the broker's price to the client is fixed or determinable and collectability is reasonably assured.

General and administrative expenses are charged to operations as incurred.

### Consulting Revenue

The Company entered into a consulting agreement with the Parent to provide employees to the Parent for consulting services to their clients. This revenue represents an hourly fee for time spent on the consulting and is recorded as earned.

**Use of Estimates**

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosure at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Because of uncertainties inherent in the estimation process, it is possible that the actual results could differ from those estimates.

**Concentration of Credit Risk and Other Dependencies**

The Company cash deposits, including those in restricted a funded reserve accounts, are insured by the Federal Deposit Insurance Company up to $250,000. As of December 31, 2014, bank deposits do not exceed this limit.

The Company also holds cash equivalent deposits with registered investment companies, which balances are protected by the Securities Investor Protection Corporation (SIPC) to $500,000. Amounts in registered investment companies do not exceed this limit.

Accordingly, management believes that credit risk on cash and cash equivalents, and on investments in marketable securities is not significant.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. Management believes that the above concentration of credit risk does not represent a material risk loss with respect to the Company's financial position as of December 31, 2014.

**Cash Equivalents**

The Company considers short-term highly liquid investments purchased with an original maturity of three months or less, to be cash equivalents. The carry amounts of financial instruments not carried at fair value, approximate fair value, due to their short term nature.

**Disclosure about Fair value of Financial Instruments not Carried at Fair Value**

As of December 31, 2014 and 2013, the carrying amounts of financial instruments approximate Fair Value, due principally to their short-term nature.

**Restricted Cash and Regulatory Requirements**

The Company has classified as restricted certain cash that is not available for use in its operations. Under the agreement with one carrying and clearing broker, the Company maintains a good faith deposit totaling $50,000. This is a non-interest bearing account.

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule under rule 15c3-1 of the Securities Exchange Act of 1934, which required it to maintain a minimum net capital equal to 6-2/3 percentage of its aggregate indebtedness and requires that the ration of aggregate indebtedness to net capital not exceed 15 to 1. At December 31, 2014 and 2013, the Company's net capital under SEC Rule 15c3-1 was $15,095 and $58,818, respectively, and the ration of aggregate indebtedness to net capital was 384% and 124%, respectively.

Advances to affiliates, repayment of borrowing, dividend payments and other equity withdrawals are subject to certain notification and other provisions of Rule 15c3-1 and other regulatory bodies.

**Advertising**

Advertising is charged to expense as incurred. Advertising expenses for the years ended December 31, 2014 and 2013 amounted to $0.00 and $265, respectively.

**Income Taxes**

Under the Limited Liability Company structure, the Company's income tax liability, if any, will be passed to its member. As a pass through entity, since January 2014, the effects, if any, of uncertain tax positions is assumed by its sole member. The Company's income tax returns are subject to audit for a three year period after filing. Currently the Company is not subject to an income tax investigation.

**Recently Issued and Adopted Accounting Standards**

The Financial Accounting Standard Board has recently issued various Accounting Standard Updates, most of which do not apply to the Company. However, those that were applied as of December 31, 2014 did not affect significantly the result of operations or financial position of the Company. In addition, those that have a future application date, will not have a significant effect on the Company either.

**Subsequent Events**

Subsequent events have been evaluated through the date of March 2, 2015, date these financial statements were available for release.

## 2. RELATED PARTIES

The most significant transactions with related parties consist of the following:

| | 2014 | 2013 |
|---|---|---|
| Allocation of rent expense by Parent | $20,200 | $54,000 |
| Consulting revenue from Parent | $235,580 | $272,962 |

## 3. RENTAL COMMITMENTS

Under verbal agreement with Parent, the Company leases office facilities, and in addition, the Parent charged 50% of their home office rental charges for first four months in 2014 (until the Parent's lease expired) and twelve months in 2013. Rent expense for the years ended December 31, 2014 and 2013 amounted to $20,200 and $54,000, respectively.

## 4. EMPLOYEE BENEFIT PLANS

The Company maintains a defined contribution pension plan covering substantially all employees meeting minimum eligibility requirements. The pension contribution is determined using a specified formula applied to each eligible employee's contribution. Pension expense for the years ended December 31, 2014 and 2013 amounted to $8,487 and $11,002, respectively.

## 5. CONTINGENCIES

There are no named claims against the Company from customers or any other party that we are aware of as of the audit date.

The Financial Industry Regulatory Authority conducted an audit of the Company during December 2014. As of the date of the financial statements neither a closing interview nor report of findings has been received. It is not anticipated that there will be a material impact on the Company's financial statements.

## 6. MANAGEMENT'S PLANS

Since 2009, the Company has been reporting losses and negative cash flows from operations due principally to the attrition and closing of the institutional business, and management has been actively seeking to improve these results. During 2014 the following actions were taken: (1) a new clearing firm for retail brokerage was utilized which resulted in significantly lower fixed cost, (2) terminated all expenses related to the institutional business, and (3) agreed with employees to only pay salaries if there was resources available. These actions taken during 2014 have translated into reducing losses and increasing revenue though further steps are needed and will be taken to achieve break even. During 2014 and 2013, the Company received significant revenue from consulting to clients of the parent Company. It is anticipated that this will continue in 2015, but at a reduced rate. During 2014 and 2013, the Company received support from its parent, Seslia & Company, which will continue as necessary in 2015. Although management believes that with the changes implemented during 2014 should provide a reasonable assurance that the Company may return to self-sustainability, no assurance may be provided about the outcome of these matters.

## 7. CLEARING AGREEMENTS

The existing clearing agreement requires the Company to maintain a $50,000 deposit, which is returnable within 30 days of termination of the agreement. Either party can terminate the agreement after 30 days written notice of their intention to terminate the agreement, without an early termination fee. The deposit was made in January 2015, upon the request of the clearing broker. Furthermore, the agreement provides for a monthly minimum clearance fee of $2,000. The minimum net capital requirement is reduced because the agreement is considered a "Type B" clearing arrangement, where the Company does not handle funds of the customer.

The Company also holds a clearing agreement with another broker through which no institutional trades have been made since March 2013. However, sporadic commissions are received from independent advisors supporting minority brokers. Under that agreement, the Company also holds a $50,000 deposit.

## 8. INCOME TAXES

In 2014, the tax losses to be reported as an LLC will not be significantly different from book losses. In 2013, the last year the Company operated as a regular corporation, the Company reported a loss per income tax return of $187,051, after accounting for minor timing and permanent differences. This resulted in a potential deferred tax asset of approximately $65,000 which was fully allowed. In addition, the Company had carryforward losses from prior years, which also resulted in a potential tax asset that were fully allowed in the year the losses were incurred. However, the potential future benefit of the available carryforward losses was lost upon the conversion to an LLC in 2014.

## 9. SUBSEQUENT EVENTS

The only significant subsequent event was making a clearing broker deposit of $50,000.

**SESLIA VIRGIN ISLANDS SECURITIES, LLC**
**(A Subsidiary of Seslia & Company)**

**Schedule I**

**GENERAL AND ADMINISTRATIVE EXPENSES**

**YEARS ENDED DECEMBER 31, 2014 AND 2013**

| | 2014 | 2013 |
|---|---|---|
| Gross receipts taxes | $12,106 | $7,921 |
| Rent | 20,200 | 54,000 |
| Professional fees | 38,770 | 49,354 |
| Travel | 7,204 | 12,917 |
| Telephone | 4,667 | 18,088 |
| Advertising | 0 | 265 |
| Dues and subscriptions | 9,340 | 12,024 |
| Supplies | 7,306 | 5,763 |
| Postage | 425 | 1,133 |
| Repairs and maintenance | 4310 | 5,966 |
| Meals and entertainment | 625 | 344 |
| Utilities | 10,312 | 14,206 |
| Bank fees | 335 | 449 |
| Miscellaneous | 9,671 | 16,721 |
| | $125,271 | $199,151 |

**SESLIA VIRGIN ISLANDS SECURITIES, LLC**
**(A subsidiary of Seslia & Company)**

**Schedule II**

**COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION**

**YEAR ENDED DECEMBER 31, 2014 AND 2013**

| | 2014 | 2013 |
|---|---|---|
| **Net Capital:** | | |
| Total stockholder's equity qualified for net capital | $63,706 | $93,481 |
| Deductions and/or charges | | |
| Non-allowable assets – | | |
| Accounts receivable | 39,007 | 24,216 |
| Prepaid expenses | 9,604 | 9,075 |
| Due from parent | 0 | 0 |
| | 48,611 | 34,719 |
| Net capital before haircuts on securities positions: | 15,095 | 58,762 |
| Haircuts on securities (computed where applicable), Pursuant to Rule 15c3-1(f): | | |
| Trading and investment securities: | | |
| Other securities | 0 | 0 |
| | $15,095 | $58,762 |
| **Computation of Aggregate Indebtedness:** | | |
| Items Included in consolidated statement of financial condition: | | |
| Other liabilities | $58,078 | $73,189 |
| **Computation of Basic Net Capital Requirement:** | | |
| Minimum net capital required | $5,000 | $5,000 |
| Excess net capital at 100% | $10,095 | $53,762 |
| Ratio, aggregate indebtedness to net capital | 384% | 125% |

(Continues)

## SESLIA VIRGIN ISLANDS SECURITIES, LLC
## (a subsidiary of Seslia & Company)

### Schedule II (CONTINUED)

### COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES EXCHANGE COMMISSION

### YEARS ENDED DECEMBER 31, 2014 AND 2013

The Company is exempt from Rule 15c3-3 under the provisions of Rule 15c3-3(k).

### INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES EXCHANGE COMMISSION

### YEARS ENDED DECEMBER 31, 2014 AND 2013

The Company is exempt from Rule 15c3-3 under the provisions of Rule 15c3-3(k).

### Schedule III

### RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

### YEARS ENDED DECEMBER 31, 2014 AND 2013

Reconciliation of unaudited computation of net capital to audited computation of net capital at December 31, 2014 and 2013:

| | | |
|---|---|---|
| Unaudited net capital: | | |
| Focus – II Report | $15,095 | $58,762 |
| Adjustments | - | - |
| | ---------- | ---------- |
| | $15,095 | $58,762 |
| | ====== | ====== |

Horwath Vélez & Co. PSC
*Member Crowe Horwath International*

Centro Internacional de Mercadeo
100 Carr 165, Suite 410
Guaynabo, PR 00968-8051
Telephone: (787) 625-1800
Fax: (787) 625-1812
Web Site www.horwathpr.com

## SUPPLEMENTARY REPORT OF INDEPENDENT ACCOUNTANTS ON INTERNAL ACCOUNTING CONTROL

**The Board of Directors**
**Seslia Virgin Islands Securities, LLC**
**St. Thomas, U.S. Virgin Islands**

In planning and performing our audit of the financial statements of Seslia Virgin Islands Securities, LLC (a Virgin Islands Corporation and a subsidiary of Seslia & Company) as of and for the year ended December 31, 2014 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion of the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included test of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers securities, we did not review the practices and procedures followed by Seslia Virgin Islands Securities, LLC, in making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule17a-13; in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System and in obtaining and maintaining physical possession or control of all fully paid in excess margin securities of customers as required by Rule 15c3-3, because the Company did not carry security accounts for customers or perform custodial functions relating to customer securities in 2013.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that asset for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that material practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2014, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Horwath Vélez & Co. PSC

February 26, 2015
License No. 16
San Juan, Puerto Rico

Stamp number E135054 was affixed to the original of this report.

Horwath Vélez & Co. PSC
*Member Crowe Horwath International*

Centro Internacional de Mercadeo
100 Carr 165, Suite 410
Guaynabo, PR 00968-8051
Telephone: (787) 625-1800
Fax: (787) 625-1812
Web Site www.horwathpr.com

## INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

**To the Board of Directors and Members**
**of Seslia Virgin Islands Securities, LLC**
**St. Thomas, Virgin Islands**

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Seslia Virgin Islands Securities, LLC, and the Securities and Exchange Commission, and Financial Industry Regulatory Authority, LLC, SIPC, solely to assist you and the other specified parties in evaluating Seslia Virgin Islands Securities, LLC's compliance with the applicable instructions of Form SIPC-7. Seslia Virgin Islands Securities, LLC's management is responsible for Seslia Virgin Islands Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (check payments), noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3. Compare any adjustments reported in Form SIPC-7 to SIPC assessment schedule noting no adjustments; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers SIPC Assessment Schedule supporting the adjustments noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Horwath Vélez & Co. PSC

February 26, 2015
License No. 16
San Juan, Puerto Rico

Stamp number E135055 was affixed to the original of this report.

**SESLIA VIRGIN ISLANDS SECURITIES, LLC**
**(a subsidiary of Seslia & Company)**

**DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT**

**YEAR ENDED DECEMBER 31, 2014 AND 2013**

**SCHEDULE OF ASSESSMENT PAYMENTS**

| | 2014 | 2013 |
|---|---|---|
| General Assessment | $694 | $670 |
| Less payment made July | (287) | (213) |
| Less prior overpayment applied | - | - |
| Assessment balance due | 407 | 457 |
| Interest computed on late payment | - | - |
| Total assessment balance and interest due | $407 | $457 |
| Payment made with Form SIPC-7 | $407 | $379 |

## SESLIA VIRGIN ISLANDS SECURITIES, LLC
## (a subsidiary of Seslia & Company)

## DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

## YEAR ENDED DECEMBER 31, 2014 AND 2013

| | 2014 | 2013 |
|---|---|---|
| **Total Revenues** | $511,104 | $554,204 |
| **Additions:** | | |
| None | - | - |
| **Deductions:** | | |
| Revenues from the distribution of shares of a registered open end investment Company or unit investment trust, from the sale of variable annuities, from the business of insurance from investment advisory services rendered to registered investment companies or insurance Company separate accounts, and from transactions in security futures products | $92,828 | $63,570 |
| Revenues from commodity transactions | - | - |
| Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions | 30,093 | 98,893 |
| Reimbursement for postage in connection with proxy solicitation | - | - |
| Net gain from securities in investment accounts | - | 675 |
| 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date | 165 | 1,810 |
| Direct expenses of printing advertising and legal fees Incurred in connection with other revenue related to securities business (revenue defined by Section 10(9)(L) of the Act) | - | - |
| Other revenue not related either directly or indirectly to the securities business | 110,506 | 121,217 |
| Total deductions | 233,592 | 286,165 |
| **SIPC Net Operating Revenue** | $277,515 | $268,039 |
| General Assessment @ .0025 | $694 | $670 |